Exhibit 99.1

Ellomay Enters the Italian Battery Storage Market with the Execution of an Agreement to Acquire a 51.75 MW / 207 MWh (4-hour) Project in Northern Italy

Tel-Aviv, Israel, July 28, 2026 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, USA and Israel, announced today that its Luxembourg subsidiary, Ellomay Luxembourg Holdings S.à r.l., signed an agreement to acquire 100% of the share capital of a project company holding a ready-to-build 51.75 MW / 207 MWh (4-hour) battery energy storage system (“BESS”) located in northern Italy. This is Ellomay’s first battery storage project in Italy, marking Ellomay’s entry into the Italian electricity storage market.

Completion of the acquisition is subject to the satisfaction of a number of conditions precedent, with a deadline for satisfaction of the conditions set for the end of 2027.

Ran Fridrich, CEO and Board member of Ellomay, said: “Battery storage is a core growth engine for Ellomay, and we are focusing our efforts in markets where the need for flexibility is growing fastest, primarily Spain and Italy. This project is an important first step in building a storage platform in Italy, alongside our existing renewable portfolio in the country. As renewables take over Italy’s generation mix, the system’s scarcest resource becomes flexibility, and we believe storage is where that value concentrates. This transaction reflects the disciplined, structure-driven approach that has defined Ellomay’s growth, and we intend to pursue additional storage opportunities on the same basis.”

Maya Shaltiel, Chief Strategy Officer of Ellomay, said: “Storage in Italy earns across several markets at once, including the capacity market, day-ahead and intraday trading, and grid stability services. We examined the project in depth and valued its revenue stacking layer by layer before we signed. We believe this is the right way for Ellomay to enter into the Italian storage market, and are evaluating additional project opportunities in the near term.”

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by the Company) and 51% of approximately 38 MW of operating solar power plants in Italy;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	51% of solar projects in Italy with an aggregate capacity of 160 MW that are under construction;

●	Solar projects in Italy with an aggregate capacity of 210 MW that have reached “ready to build” status; and

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 38 MW that are connected to the grid, 11 MW that are currently in the test run phase prior to commercial operation and 14 MW that are under construction.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the satisfaction of the conditions to completion of the transaction, changes in electricity prices and demand, regulatory changes increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the war and hostilities in Israel and Gaza and between Israel and Iran, the impact of the continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company, inability to obtain the financing required for the development and construction of projects, increases in interest rates and inflation, changes in exchange rates, delays in development, construction, or commencement of operation of the projects under development, failure to obtain permits - whether within the set time frame or at all, climate change, and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com